
02030100

4-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECEIVED
APR - 3 2002
535

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

for the month of April 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

791084_1

(Pg 1 of 6
Exhibit index Pg. 4)

Attached hereto as Exhibit 1 and incorporated by reference herein is the registrant's announcement dated April 1, 2002 regarding the Turkish government's contract with Israel Military Industries Ltd. ("IMI") for the M-60 A1 Tank Modernization Program (the "Program"), based on a proposal submitted by IMI in cooperation with the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: 
David Block Temin
Corporate Vice President and
General Counsel

Dated: April 1, 2002

792646_1

TOTAL P.02

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1.	Press release dated April 1, 2002	6

792646_1

EXHIBIT 1

791084_1



ELBIT SYSTEMS TO PARTICIPATE IN M-60 TANK MODERNIZATION PROGRAM FOR THE TURKISH LAND FORCES

Haifa, Israel, April 1, 2002 – Elbit Systems Ltd. (NASDAQ-NM Symbol: ESLT) (the "Company"), announced today that on March 29, 2002 the Turkish Government signed a contract (the "Contract") with Israel Military Industries Ltd. ("IMI") for the M-60 A1 Tank Modernization Program (the "Program"), based on a proposal submitted by IMI in cooperation with the Company under which the Company will develop and supply various systems, equipment and services for the Program.

The Contract is valued in excess of US$600 million and is to be performed over a six-year period. Entry into force of the Contract is subject to certain conditions, which IMI and the Company intend to attempt to complete during the coming months. Should those conditions be fulfilled, the Company would be awarded a contract to perform approximately one-half of the total Contract value.